

Mail Stop 3561

August 29, 2017

Francisco Martinez-Davis
Chief Financial Officer
Atlantica Yield plc
Great West House, GW1, 17th floor
Great West Road
Brentford, United Kingdom TW8 9DF

> **Re: Atlantica Yield plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 001-36487**

Dear Mr. Martinez-Davis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Exhibit 12.1

1. We note you provide management's report on internal control over financial reporting under Item 15 on page 188. However, your certifications contained in exhibits 12.1 and 12.2 exclude paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend your Form 20-F to include, at a minimum, the full Item 15 disclosures, your financial statements, and revised certifications. Please refer to paragraph 12 of the "Instructions as to Exhibits" of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products